Exhibit 21

SIGNIFICANT SUBSIDIARIES
CLIFFS NATURAL RESOURCES INC. AS OF DECEMBER 31, 2014

Name	Cliffs' Effective Ownership	Place of Incorporation
Cleveland-Cliffs International Holding Company	100%	Delaware, USA
Cliffs (Gibraltar) Holdings Limited	100%	Gibraltar
Cliffs (Gibraltar) Holdings Limited Luxembourg S.C.S.	100%	Luxembourg
Cliffs (Gibraltar) Limited	100%	Gibraltar
Cliffs Finance US LLC	100%	Ohio, USA
Cliffs Finance Lux SCS	100%	Luxembourg
Cliffs Minnesota Mining Company	100%	Delaware, USA
Cliffs Natural Resources Luxembourg S.à r.l.	100%	Luxembourg
Cliffs TIOP Holding, LLC	100%	Delaware, USA
Cliffs TIOP, Inc.	100%	Michigan, USA
Cliffs UTAC Holding LLC	100%	Delaware, USA
Northshore Mining Company	100%	Delaware, USA
The Cleveland-Cliffs Iron Company	100%	Ohio, USA
United Taconite LLC	100%	Delaware, USA